September 27, 2012
Our Ref. No. 20129261714
LCH.Clearnet Limited
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In a letter to you dated July 29, 2011, the staff of the Division of Investment Management indicated that we would not recommend enforcement action to the Commission under Section 17(f) of the Investment Company Act of 1940 ("1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of LCH.Clearnet Limited ("LCH"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or a clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC, for purposes of meeting LCH's or a Clearing Member's margin requirements for certain interest rate swaps ("IRS") that are cleared by LCH.[1] We extended these temporary no-action assurances and now extend them until December 31, 2013.[2]

Since the issuance of this relief, the CFTC has been actively working to improve protections for customer assets.[3] As the Commission stated in adopting Rule 17f-6 under the 1940 Act, maintaining assets in a futures commission merchant's custody is not without risk.[4] As a result, we encourage Funds to weigh carefully the risks and benefits of maintaining assets to effect transactions in IRS with LCH or a Clearing Member. In particular, we expect that each Clearing Member that holds assets for a Fund wishing to clear IRS transactions on the LCH will comply with the CFTC's applicable regulations and guidance regarding the manner in which

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[1] See LCH.Clearnet Limited, SEC Staff No-Action Letter (July 29, 2011). See also LCH.Clearnet Limited, SEC Staff No-Action Letter (Mar. 16, 2011).

[2] Telephone conversation between David J. Gilberg, Sullivan & Cromwell LLP and Holly Hunter-Ceci, Division of Investment Management on December 29, 2011.

[3] See, e.g., CFTC, Protection of Cleared Swaps Customer Contracts and Collateral; Conforming Amendments to the Commodity Broker Bankruptcy Protections, 77 FR 6336 (Feb. 7, 2012) ("CFTC Release") (adopting requirements regarding the separate treatment of customer funds and property (i.e., the Legally Segregated Operationally Commingled Model) which specify the substantive requirements for the treatment of Cleared Swaps Customer Collateral in the Cleared Swaps Customer Account class, as these terms are defined in the CFTC Release); the CFTC's public roundtable addressing additional customer protections for futures commission merchants (Aug. 9, 2012) and testimony of CFTC Chairman Gary Gensler before the U.S. Senate Committee on Agriculture (Aug. 1, 2012).

[4] See Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996).

cleared IRS collateral of a customer must be treated prior to and after a bankruptcy of a futures commission merchant or a derivatives clearing organization.[5]

Holly Hunter-Ceci
Senior Counsel

[5] See CFTC Release, supra note 3. In addition, we expect that a Clearing Member will also comply with applicable rules of the National Futures Association and LCH.

1559959

U.S. Securities and Exchange Commission

Investment Company Act of 1940 — Section 17(f)
LCH Clearnet Limited

July 29, 2011

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 20117271656

Your letter dated July 29, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of LCH.Clearnet Limited ("LCH"), a derivatives clearing organization registered with the Commodity Futures Trading Commission ("CFTC") or an LCH clearing member (a "Clearing Member") that is a futures commission merchant registered with the CFTC, for purposes of meeting LCH's or a Clearing Member's margin requirements for interest rate swap contracts ("IRS") that are cleared by LCH. You state that LCH previously received such no-action assurances under Section 17(f) of the 1940 Act, but that these assurances expired on July 16, 2011.[1]

You state that the CFTC issued temporary relief to exempt swap market participants from various requirements under the Commodity Exchange Act (the "CEA"), that would otherwise apply to certain swap transactions as a result of Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")[2] generally becoming effective on July 16, 2011 (the "Effective Date Order").[3] You state that the Dodd-Frank Act and the Effective Date Order reflect an underlying policy to facilitate the central clearing of IRS transactions to reduce systemic risk in the global financial markets, while also minimizing unnecessary disruption and costs to the markets. Consistent with the CFTC's issuance of temporary relief, you request further temporary no-action assurances until December 31, 2011.

Section 17(f) of the 1940 Act and the rules thereunder govern the safekeeping of Fund assets, and generally provide that a Fund must place and maintain its securities and similar instruments only with certain qualified custodians. Rule 17f-6 under the 1940 Act permits a Fund to place and maintain assets with a futures commission merchant that is registered under the CEA and that is not affiliated with the Fund in amounts necessary to effect the Fund's transactions in exchange-traded futures contracts and commodity options, subject to certain conditions. Among other things, the futures commission merchant must comply with the segregation requirements of Section 4d of the CEA and the rules thereunder or, if applicable, the secured amount requirements of CFTC Rule 30.7. Rule 17f-6 was intended to provide Funds with the ability to effect commodity trades in the same manner as other market participants under conditions designed to provide custodial protections for Fund assets.[4] By its terms, the Rule does not permit Funds to place and maintain assets with a futures commission merchant to effect IRS transactions.

The timetable for the temporary no-action assurances previously provided to LCH was based on the requirement in the Dodd-Frank Act that the CFTC would adopt rules and issue interpretations implementing the Dodd-Frank Act by July 16, 2011 with respect to the centralized clearing of swaps, including IRS. As the Effective Date Order makes clear, however, a substantial number of the requirements of the CEA that were added or amended by the Dodd-Frank Act will not be effective by July 16, 2011. Therefore, we conclude that it is appropriate to flexibly apply the custody requirements of the 1940 Act in this instance by providing further temporary no-action assurances.

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains assets in the custody of LCH or a Clearing Member for purposes of meeting LCH's or a Clearing Member's margin requirements for IRS that are cleared by LCH.[5]

In particular, we rely on your representations that each Clearing Member that holds assets for an unaffiliated Fund customer wishing to clear IRS transactions on the LCH will address each of the requirements of Rule 17f-6, as follows:[6]

- the manner in which a Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the Clearing Member, which provides that:[7]
    - the Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;[8]
    - the Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared IRS transactions through LCH and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the Clearing Member's customers in accordance with the provisions of the CEA;[9]
    - the Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the Commission through its employees or agents may request;[10]
    - any gains on the Fund's transactions, other than *de minimis* amounts, may be maintained with the Clearing Member only until the next business day following receipt;[11] and

- the Fund has the ability to withdraw its assets from the Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.[12]

Our position herein is temporary, and will expire on December 31, 2011.[13] Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

[1] *See* LCH.Clearnet Limited, SEC Staff No-Action Letter (Mar. 16, 2011) ("LCH Letter").

[2] The Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010).

[3] *See* 76 Fed. Reg. 35372 (June 17, 2011).

[4] *See* Custody of Investment Company Assets with Futures Commission Merchants, Investment Company Act Release No. 22389 (Dec. 11, 1996) ("Adopting Release"). In particular, Rule 17f-6 under the 1940 Act incorporates the safeguards that are provided for Fund assets under the CEA and CFTC rules. For example, a registered futures commission merchant, regardless of its membership status, is subject to the CEA and CFTC safekeeping requirements (*see* page 14 of the Adopting Release).

[5] This letter confirms the position taken regarding LCH and the Clearing Members under Section 17(f) of the 1940 Act that the staff provided orally on July 15, 2011 to David J. Gilberg of Sullivan & Cromwell LLP.

[6] *See also* LCH Letter, *supra* note 1.

[7] *See* Rule 17f-6(a)(1) under the 1940 Act.

[8] *See* Rule 17f-6(a)(1)(i) under the 1940 Act. You state that the CFTC adopted requirements to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class that apply in the event of a bankruptcy of a futures commission merchant and are intended to provide customer protection parallel to Section 4d in Part 190 of CFTC Rules. *See* 75 Fed. Reg. 17297 (Apr. 6, 2010). You represent that in accordance with the CFTC's requirements, LCH rules for the cleared over-the-counter derivatives account class mirror the provisions of Section 4d of the CEA and CFTC regulations with respect to the futures account class (*i.e.*, 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from the Clearing Member's positions and property. You state that the CFTC has proposed requirements on futures commission merchants and derivatives clearing organizations regarding the

treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions. *See* 76 Fed. Reg. 33818 (June 9, 2011). You represent that LCH will require Clearing Members to comply with these requirements upon their effectiveness.

[9] *See* Rule 17f-6(a)(1)(ii) under the 1940 Act. You state that under CFTC Rule 1.20(a), an acknowledgement need not be obtained from a derivatives clearing organization that has adopted and submitted to the CFTC rules that provide for the segregation as customer funds, in accordance with relevant provisions of the CEA and the rules thereunder, of all funds held on behalf of customers.

[10] *See* Rule 17f-6(a)(1)(iii) under the 1940 Act.

[11] *See* Rule 17f-6(a)(2) under the 1940 Act.

[12] *See* Rule 17f-6(a)(3) under the 1940 Act.

[13] We anticipate addressing these issues in a more permanent way when the CFTC's applicable rules are effective.

Incoming Letter

The Incoming Letter is in Acrobat format.

http://www.sec.gov/divisions/investment/noaction/2011/lchclearnet072911-17f.htm

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SULLIVAN & CROMWELL LLP

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LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

July 29, 2011

By E-Mail

Douglas Scheidt, Esq.,
Associate Director,
Division of Investment Management,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: Extension of No-Action Position Under Section 17(f) of the Investment Company Act of 1940 for Cleared Swaps

Dear Mr. Scheidt:

Pursuant to our recent telephone conversation with the staff of the Division of Investment Management (the "*Division*") of the Securities and Exchange Commission (the "*SEC*"), we are submitting this letter to request that the Division extend the existing no-action position permitting any registered Investment Company (a "*Fund*") or its custodian to place and maintain assets in the custody of LCH.Clearnet Limited ("*LCH*") or an LCH clearing member that is registered with the Commodity Futures Trading Commission (the "*CFTC*") as a futures commission merchant (each such clearing member, an "*LCH Clearing Member*") for purposes of meeting LCH's or an LCH Clearing Member's margin requirements with respect to interest rate swap contracts ("*IRS*"). We note that the Division has previously taken this position in a letter dated March 16, 2011 which provided no-action assurances under Section 17(f) of the Investment Company Act of 1940 (the "*LCH No-Action Letter*").[1] However, the LCH No-Action Letter states that the no-action position is temporary and "will expire July 16, 2011".[2]

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1 See LCH.Clearnet Limited, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,711 (Mar. 16, 2011).
2 Id.

The timetable for temporary relief provided in the LCH No-Action Letter was based on the requirement in the Wall Street Reform and Consumer Protection Act (the "*Dodd-Frank Act*") that the CFTC adopt rules and issue interpretations implementing the Dodd-Frank Act by July 16, 2011 with respect to the centralized clearing of swaps, including IRS. However, the CFTC has not met the deadline and has issued temporary relief to exempt swap market participants from various requirements under the Commodity Exchange Act (the "*CEA*"), that would otherwise apply to certain swap transactions as a result of Title VII of the Dodd-Frank Act generally becoming effective on July 16, 2011 (the "*Effective Date Order*").[3] The Dodd-Frank Act and the Effective Date Order reflect an underlying policy to facilitate the central clearing of swap transactions (including IRS) to reduce systemic risk in the global financial markets, while also minimizing unnecessary disruption and costs to the markets. As such, in order to maintain consistency with the CFTC's issuance of temporary relief, it is necessary to extend the no-action position taken by the Division in the LCH No-Action Letter until December 31, 2011.

LCH is a derivatives clearing organization registered with the CFTC. The CFTC has adopted amendments to its Part 190 Bankruptcy Rules to create a separate "cleared over-the-counter derivatives" account class that would apply in the event of a bankruptcy of an FCM. The Rules, as amended, are intended to provide customer protection parallel to Section 4d of the CEA in Part 190 of CFTC Rules.[4] In accordance with the CFTC's requirements, LCH rules for the cleared over-the-counter derivatives account class incorporate the relevant provisions of Section 4d of the CEA and the CFTC regulations with respect to the futures account class (i.e., 17 C.F.R. §§ 1.20, et seq.), including but not limited to the separate treatment of customer positions and property from clearing members' proprietary positions and property.

LCH hereby represents that it will require each LCH Clearing Member to comply with the CFTC's rules and requirements on futures commission merchants and derivative clearing organizations, as ultimately adopted, regarding the treatment of cleared swaps customer contracts (and related collateral) and conforming amendments to the commodity broker bankruptcy provisions,[5] once they have become effective. Furthermore, LCH hereby represents that it will require each LCH Clearing Member which holds assets for an unaffiliated Fund customer wishing to clear IRS transactions through LCH to address each of the requirements of Rule 17f-6, as follows:

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3 See 76 Fed. Reg. 35372 (June 17, 2011).

4 See 75 Fed. Reg. 17297 (April 6, 2010) (adopting final rules establishing a sixth and separate account class applicable to cleared over-the-counter derivatives only).

5 See 76 Fed. Reg. 33818 (June 9, 2011).

- the manner in which an LCH Clearing Member will maintain such a Fund's assets will be governed by a written contract between the Fund and the LCH Clearing Member, which provides that:
  - the LCH Clearing Member will comply with the requirements relating to the separate treatment of customer funds and property which specify the substantive requirements for the treatment of cleared OTC derivatives in the OTC derivatives account class prior to any bankruptcy;
  - the LCH Clearing Member may place and maintain the Fund's assets as appropriate to effect the Fund's cleared IRS transactions through LCH and in accordance with the CEA and the CFTC's rules thereunder, and will obtain an acknowledgement, as required under CFTC Rule 1.20(a), as applicable, that such assets are held on behalf of the LCH Clearing Member's customers in accordance with the provisions of the CEA;
  - the LCH Clearing Member will promptly furnish copies of or extracts from its records or such other information pertaining to the Fund's assets as the SEC through its employees or agents may request;
  - any gains on the Fund's transactions, other than *de minimis* amounts, may be maintained with the LCH Clearing Member only until the next business day following receipt; and
  - the Fund has the ability to withdraw its assets from the LCH Clearing Member as soon as reasonably practicable if the custodial arrangement no longer meets the requirements of Rule 17f-6, as applicable.

The foregoing representations supersede the representations provided by LCH in its letter to the Division dated March 15, 2011, in connection with the LCH No-Action Letter. All other provisions of the LCH letter dated March 15, 2011 remain in effect and are incorporated herein by reference.

Based upon the foregoing, we believe that extending the no-action position provided in the LCH No-Action Letter as described above, would be consistent with the approach taken by the Securities and Exchange Commission and the staff in applying the safe custody requirements of Section 17(f) of the Investment Company Act of 1940 (as reflected in the LCH No-Action Letter) and the CFTC's issuance of temporary relief, as well as Congress's policy determination that the centralized clearing of swaps is in the best interests of market participants and the markets generally as reflected in the Dodd-Frank Act.

* * *

If you have any questions or require additional information, please do not hesitate to contact David J. Gilberg at (212) 558-4860.

Sincerely,

David J. Gilberg